American Bonanza Copperstone Gold Mine Update

February 7, 2012 - American Bonanza Gold Corp. (TSX: BZA) ("Bonanza” or "Company") is pleased to announce that the Copperstone gold mine has achieved several significant milestones as the operation moves towards full production. The crushing and grinding facilities and the gold processing plant have completed commissioning and have recently operated for one week at 79% of the 450 tons per day design capacity during the final week of January 2012.

The gold processing plant is now treating ore grade rock, having run waste and low grade rock for several weeks as part of the startup process. Head grades during the final week of January average 0.21 ounces per ton of gold although data is still being analyzed and this result is subject to minor revision. The head grades are scheduled to rise during February as the processing plant works through the low grade rock which has been stockpiled at surface for startup.

The processing plant is performing well, as indicated by the consistent and low grade tailings assays, in the order of 0.03 ounces per ton gold during the final week of January. Low gold grades in the tailings indicate that most of the gold being fed into the plant is being collected in the gravity and flotation circuits where high grade concentrates are being produced. The gold processing plant has been treating ore grade rock for a short time, and accordingly performance estimates are very preliminary in nature. During the coming months, as more substantial tonnage is processed, the performance results will become more reliable.

Gold reporting to the gravity circuit in the processing plant is higher than expected, and as a result, the gravity circuit is being expanded to optimize recoveries. A Gemini gold table has been added to the gravity circuit and a second Knelson concentrator is being added. These steps to optimize the gravity circuit recoveries are aimed at improving overall performance of the gold processing plant.

During the final week of January, overall gold recovery was 84%, although this result is subject to minor revision as the data are finalized. Bonanza's objective is to maintain the low tailings grade as the head grade increases, which would have the effect of increasing the overall gold recovery. Additionally, optimization of the gravity circuit is aimed at improving the gold recovery over the next several months. The gold grades of the gravity concentrates and the flotation concentrates were in line with or exceeded target grades for the final full week of January. As more tonnage of ore grade rock is processed, these concentrate grades and other processing plant performance measures will become more reliably measurable.

Underground mine performance continues to increase to design levels. Ore and development waste are being mined in approximately equal amounts. While not enough mining history has been developed to comprehensively compare the grade of the recently mined ore with the anticipated grades from the reserves, early indications are that ore being mined exceeds the grade as modeled in the reserve calculations. Surface ore stockpiles are currently in excess of 4,000 tons of ore, which will allow the gold processing plant to continue increasing throughput as the mine tonnages increase to provide feed to the processing plant.

The underground mine is nearing the completion of startup activities, with equipment, infrastructure, and personnel resources steadily improving. During the coming months, as the gold processing plant works through the ore already stockpiled on the surface, Bonanza's objective is to steadily bring the underground mine output up to target levels.

The Copperstone assay lab is operational, as are the surface office facilities, communication systems, truck wash bay, fuel depot, and other infrastructure necessary for the operation of the mine. Plans have been formulated for resource expansion drilling, and the underground drilling rig owned by Bonanza is being refurbished as personnel are being hired to conduct the drilling campaign along with the assistance of Bonanza's exploration personnel. While preliminary in nature, the current exploration plan has the goal of commencing underground resource expansion drilling during March of 2012.

This release was reviewed by Douglas Wood, P.G., Vice President, Exploration of Bonanza, a non-independent Qualified Person within the meaning of NI 43-101.

About Bonanza

Bonanza is operating the newly constructed Copperstone gold mine in Arizona. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

FORWARD-LOOKING STATEMENTS
This news release includes certain statements and information that may contain forward-looking information within the meaning of applicable Canadian securities laws. All statements in this news release, other than statements of historical facts, including but not limited to the expected increase in head grades, the reliability of performance and concentrate grades will improve with increased tonnages, that changes to the gravity circuit will optimize recoveries, that the processing plant will continue increasing throughput, and that resource expansion drilling will commence in March 2012, the likelihood of profitable commercial mining, possible future financings, rates and performance of mine and mill production, ground conditions for underground mining, the granting of future key permits, estimated metal production and the timing thereof; and any capital and operating and cash flow estimates and operating costs is forward-looking information. Forward-looking statements or information also include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Mining exploration and development is an inherently risky business, and accordingly the actual events may differ materially from those projected in the forward-looking statements. This forward looking information is based on the reasonable expectations and assumptions of management including: rock quality, gold recoveries, mine and mill equipment performance, civil stability, the maintenance of the current regulatory environment, the continuation of current labor markets, and a stable geological environment. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "potential", "is expected", "anticipated", "is targeted", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; future metals price fluctuations, speculative nature of exploration activities; unsuccessful exploration results, periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of exploration, gold recovery in the processing plant and mining equipment to perform as expected; labor disputes; supply problems; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; that grades of material mined do not meet expected grades; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees or management personnel; general economic conditions; as well as those factors discussed in the section entitled "Risk Factors" in the Company's Form 20-F and other public disclosure filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company seeks Safe Harbor, and disclaims any intent or obligation to update forward-looking statements or information except as required by law, and the reader is referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or email:

Phone: 1-877-688-7523
Email: info@americanbonanza.com